Jana L. Cresswell
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

November 26 , 2007

RE: Aberdeen Funds
    File Nos.: 811-22132; 333-146680

Dear Ms. Cresswell:

We have reviewed the registration statement on Form N-1A for Aberdeen Funds (the "Fund") filed with the Commission on October 12, 2007. Pursuant to Release No. 33-6510 and pursuant to representations made in the transmittal letter accompanying the filing and in an e-mail message dated November 16, 2007, we performed a limited review of the registration statement. You have represented that the portfolios described in the registration statement and the disclosure related thereto are substantially similar to the series of Nationwide Mutual Funds ("Nationwide") and the disclosure related thereto last reviewed by the staff in October, 2007. Please note that comments on disclosure related to a particular series apply to all series with similar disclosure.

**Prospectus**

General

1. Investment Policy--For series with an 80% policy, state whether the policy is fundamental or not. If not, also state that the series will give shareholders 60 days' written notice of any changes in policy. The tax-free series' investment policy must be fundamental.

2. Select Series—The disclosure states that these specialty funds are "concentrated" stock portfolios. Please explain what this term means.

3. Select Series—The disclosure states that the series are intended "to help investors grow their capital through investments in leading U.S. or foreign companies." Please generally specify the types of investments the series will make.

4. A Note About Share Classes—This section should be moved to follow the Item 3 disclosure.

5. Key Terms—This section should be moved to follow the Item 3 disclosure.

6. Key Terms—Equity Securities—This definition refers to "securities (or other investments) with prices linked to the value of common stocks…" In your response letter, explain what this phrase includes.

7. Key Terms—Large-Medium- and Small-Cap Companies—The definitions use three different index measurements with confusing overlap in capitalization. Please clarify this disclosure.

8. Principal Strategies—For convertible debt, indicate what ratings the adviser will use.

9. Principal Strategies—If the series may invest in foreign securities, please so state.

10. Principal Risks—Where appropriate, add foreign securities risk.

11. Principal Risks—Where portfolio turnover is a principal risk, explain how this is consistent with an investment objective of capital appreciation.

Aberdeen Mid Cap Growth Fund

12. Principal Risks—Concentration Risk--Clarify whether the series has a concentration policy and whether or not the series is "diversified."

13. Portfolio Turnover—For the appropriate series, add high portfolio turnover to the strategies section of the prospectus.

14. Fees and Expenses—Please move the fee table footnotes to follow the example.

15. Fees and Expenses—The line item under Total Annual Fund Operating Expenses should read "Less: Amount of Fee Limitations/Expense Reimbursements" and the line under that should read: "Net Annual Fund Operating Expenses," deleting the phrase "(After Limitations/Reimbursements)".

16. Fees and Expenses—In footnote 2: Is the reduction applicable to the entire purchase or only the amount over $50,000?

17. Fees and Expenses—Footnote 6: Please explain whether imposing a redemption fee on exchanges complies with the provisions of Section 11 of the Investment Company Act of 1940 ("1940 Act").

18. Fees and Expenses—Footnote 8: Please explain what amount is included on "Other Expenses". Also, add "during the current fiscal year" to the last sentence in this footnote.

19. Fees and Expenses—Footnote 9—This section states that the expense limitation agreement "may exclude other non-routine expenses…" Please describe what these are.

Aberdeen Select Equity Fund

20. Summary—If the series does not have a concentration policy, delete the word "concentrated" from the investment objective.

21. Principal Strategies—After the bullet points, the disclosure should state that the series "will" invest a significant portion of its assets in the securities of a small number of companies. Also, are there any foreign issuers that meet the definition of having their stock trade primarily in the U.S.?

22. Fees and Expenses—What part of "Other Expenses" is administrative service fees?

Aberdeen Small Cap Fund

23. Principal Strategies—The second paragraph states that the series' assets are typically allocated in equal portions to each manager. State somewhere who determines the allovation.

Aberdeen Select Worldwide Fund

24. Indicate that the series will invest at least 40% of its assets outside the U.S., but may go down to 30% during unusual market conditions. This comment applies to all series that have "global" in their names.

25. Clarify the meaning of the use of derivatives "for efficient portfolio management." Will the series use derivatives for hedging and/or speculation?

Investment Adviser

26. Does the adviser or subadvisers have prior experience managing investment companies?

International Series

27. Key Terms—Why are the market capitalization terms appropriate for China companies and/or developing markets companies?

Aberdeen China Opportunities Fund

28. Equity Securities—Whenever this term is used in "Principal Strategies", please describe the specific securities available for investment.

29. Supplementally explain the meaning of the last sentence of the third bullet point under the heading Principal Strategies.

30. Principal Strategies—Briefly describe the "Equity-Linked Notes", including the risks associated with these investments. Supplementally, explain the meaning of the statement that such notes are classified according to their underlying or referenced security or securities.

31. Principal Risks—List any China-specific risks that need to be disclosed. Also, under Geographic Risks, describe the "additional risks" referred to.

Aberdeen Developing Markets Fund

32. Objective—How is it determined that companies are "located in emerging market countries."

Aberdeen Hedged Core Equity Fund

33. Principal Strategies—Indicate that the series will invest at least 80% of its assets in equity securities. Also, if the series will borrow for investment purposes, disclose this and add appropriate disclosure.

34. Describe the series' expected portfolio turnover rate. If high, how does this comport with its investment objective of long-term capital appreciation?

35. In the paragraph above "Principal Risks", the disclosure states that the series may engage in lending to generate additional income. However, income is not an investment objective. Explain. Also, explain what other reasons the series may have for lending portfolio securities.

Aberdeen Market Neutral Fund

36. Principal Strategies—The disclosure states that the series may utilize derivatives to generate income. This is not an investment objective. Explain.

Aberdeen Equity Long-Short Fund

37. Objective—What does the "Leader" paragraph have to do with the series' investment objective?

38. Fee Table—The line item for underlying expenses should read "Acquired Fund Fees and Expenses." Also, delete "Direct and Acquired Fund" from Total Annual Operating Expenses. See Instruction 10 to Item 3 of Form N-1A. Make these changes for all fund of fund series.

39. Fee Table—Footnote 11 refers to investments in shares of investment companies. The principal strategies section states that the series will invest in ETFs. Will the series invest in investment companies other than ETFs?

Aberdeen Global Financial Services Fund

40. Principal Risks—Should this section include a currency exchange risk and an emerging markets risk? Also, concentration risk should refer to "total assets" instead of "net assets".

Aberdeen Global Natural Resources Fund

41. Principal Strategies—List all related services in the last bullet point in the first set of bullet points.

42. May the series invest in any and all commodity-linked derivatives?

43. Derivatives Risk—Does this risk refer to commodity-linked derivatives? The principal strategies section only mentions this type of derivative.

<u>Aberdeen Global Technology and Communications Fund</u>

44. Principal Strategies—Clarify what companies/industries are in the technology sector.

45. Principal Risks—There is no mention of derivatives in the principal strategies section, but they are listed as comprising a principal risk.

<u>Optimal Allocations Series Fund</u>

46. General—Please separate the individual series of the Allocation Series, giving the specific risk associated with each series. The principal risks should be stated and described for each series separately.

<u>Optimal Allocations Fund: Defensive</u>

47. Principal Strategies—The first sentence in the second paragraph is confusing since it speaks of maximum total return, which also is an investment objective. With respect to the stocks in which the series will invest, what market capitalization will apply? With respect to the bonds, describe the maturity and quality of the bonds in which the series may invest.

<u>Optimal Allocations Fund: Growth</u>

48. The investment objective of growth of capital is not consistent with the objective stated on the previous page for all the Optimal Funds.

<u>Optimal Funds—General</u>

49. Asset Classes—The target allocation ranges have the following headings: Defensive; Moderate; Moderate. Is this a typographical error?

50. Risks Associated with Stocks—Discuss the initial public offering risk in principal strategies. With respect to Reit and real estate risk, explain whether the series will invest in real estate in a form other than REITs. Discuss this in principal strategies.

51. Fees and Expenses—Move the line item showing acquired und operating expenses above total expenses as required by Instruction 10 to Item 3 of Form N-1A.

<u>Aberdeen Small Cap Fund</u>

52. Key Terms—In this section, small cap includes companies with $27 million market cap. Explain supplementally how this is "small cap".

53. Fees and Expenses—The fee table includes a line item for acquired fund expenses. There is no mention in the principal strategies section that the series will invest in other funds. Please reconcile the disclosure.

Aberdeen Small Cap Opportunities Fund

54. Principal Strategies—The disclosure states that the series may use derivatives for "more efficient portfolio management." Clarify this disclosure: Will the series use derivatives for hedging and/or speculation?

Aberdeen Small Cap Value Fund

55. Principal Risks—This disclosure mentions REIT risk, but there is no mention of REIT investments in principal strategies.

Aberdeen Tax-Free Income Fund

56. Principal Strategies—Briefly describe , including risks associated therewith, what the adviser will do if a portfolio security's rating falls below investment grade. Confirm supplementally that floating and variable-rate bonds are limited to 20% of the portfolio. Also, explain the last sentence in the first paragraph of this section with respect to the selection of securities that provide "value". In other words, provide a better description of how the adviser will select securities for the portfolio.

Statement of Additional Information

57. Additional Information on Portfolio Instruments and Investment Policies—All Funds—The list of policies includes foreign currencies and swap agreements. If these are principal investment strategies, revise the prospectuses accordingly. This comment applies to all securities/types of investments listed in these tables.

58. Borrowing—If borrowing constitutes a principal strategy, add appropriate disclosure to the prospectuses.

59. Investment Restrictions—With respect to the second bullet point, state somewhere what the 1940 Act currently permits. With respect to the sector series, state that they will not concentrate investments in any other industry or group of industries.

We note that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,


Mary A. Cole
Senior Counsel